FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                             12 September 2003


                           VIROTEC INTERNATIONAL LTD
                (Translation of registrant's name into English)


                         Building 50B, Pinewood Drive,

                    Sanctuary Cove, Queensland4212 Australia
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or willfile annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement,
              re:  Preliminary Final Report


                            Preliminary final report
                        for the year ended 30 June 2003
           (previous corresponding period is year ended 30 June 2002)

                           VIROTEC INTERNATIONAL LTD

                               ABN 81 004 801 398


This report is prepared in accordance with ASX listing rule 4.3A, and is based on accounts which are in the process of being audited. It is expected that the audited accounts will be available on or about 26 September 2003 and the annual report will be sent to shareholders on or about 24 October 2003.


1. Results for announcement to the market


                                                             % change   A$'000

Revenue from ordinary activities                                   8%    1,662
(Loss) from ordinary activities after tax attributable to        9.8%   (5,619)
 members
(Loss) for the period attributable to members                    9.8%   (5,619)
Final dividend per share                                           -      nil



For an explanation of the results please refer to the attached report from the directors.


2.         Statement of Financial Performance for the year ended 30 June 2003.


                                                     Consolidated
                                              Note         2003          2002
                                                            A$            A$

Revenue from sale of goods                    5(a)        44,563        97,819
Revenue from rendering of services            5(a)     1,018,031       800,047
Other revenues from operating activities                 599,152       640,708
                                                         --------      --------
Total Revenue                                 5(a)     1,661,746     1,538,574
                                                         --------      --------
Depreciation and amortisation expenses        5(a)      (310,714)     (275,418)
Research and development expense              5(a)    (2,745,764)   (1,804,866)
Mining interests expense                      5(a)      (217,902)     (489,839)
Employee costs and directors remuneration     5(a)    (1,713,454)   (1,291,421)
Other expenses from operating activities              (2,292,636)   (2,793,437)
                                                         --------      --------
Total Expenses                                5(a)    (7,280,470)   (6,654,981)
                                                         --------      --------
Loss from ordinary activities before income           (5,618,724)   (5,116,407)
tax
Income tax related to operating loss                           -             -
                                                         --------      --------
Net loss after income tax                             (5,618,724)   (5,116,407)
                                                         --------      --------
Basic loss per share                                   ($0.034)      ($0.034)
                                                         --------      --------


This statement should be read in conjunction with the accompanying notes.


3.         Statement of Financial Position as at 30 June 2003.


                                                    2003               2002
                                                      A$                 A$
Current Assets
Cash assets                                      6,453,845         11,896,720
Receivables                                        132,814            178,435
Inventory                                                -             16,884
Other                                               52,407            107,267
                                                 ---------          ---------
Total current assets                             6,639,066         12,199,306
                                                 ---------          ---------
Non-current Assets
Receivables                                        541,807            555,781
Property, plant and equipment                    1,224,854          1,266,714
Intangibles                                        746,651            849,635
                                                 ---------          ---------
Total non-current assets                         2,513,312          2,672,130
                                                 ---------          ---------
Total assets                                     9,152,378         14,871,436
                                                 ---------          ---------
Current Liabilities
Payables                                           633,263            780,347
Provisions                                         156,581            109,831
                                                 ---------          ---------
Total current liabilities                          789,844            890,178
                                                 ---------          ---------
Non-Current Liabilities
Provisions                                         790,000            790,000
                                                 ---------          ---------
Total non-current liabilities                      790,000            790,000
                                                 ---------          ---------
Total liabilities                                1,579,844          1,680,178
                                                 ---------          ---------
Net assets                                      $7,572,534        $13,191,258
                                                 ---------          ---------
Equity
Contributed equity                              63,678,284         63,678,284
Accumulated losses                             (56,105,750)       (50,487,026)
                                                 ---------          ---------
Total equity                                    $7,572,534        $13,191,258
                                                 ---------          ---------


This statement should be read in conjunction with the accompanying notes.


4.         Statement of Cash Flows for the year ended 30 June 2003.


                                                   Consolidated
                                               Note        2003        2002
Cash flows from operating activities                        A$          A$
Cash receipts in the course of operations              1,063,652     907,088
Cash payments in the course of operations             (4,101,676) (3,474,019)
Interest received                                        453,788     438,377
                                                        ---------   ---------
Net cash used in operating activities                  (2,584,236) (2,128,554)
                                                        ---------   ---------
Cash flows from investing activities
Payments for property, plant and equipment              (254,309)   (456,189)
Proceeds from sale of property, plant and equipment       68,464      28,650
Payment for exploration, evaluation & development       (217,902)   (309,839)
Payments for research & development                   (2,468,866) (1,804,866)
Refund / Payment for security deposits                    13,974      (2,377)
                                                       ---------   ---------
Net cash used in investing  activities                (2,858,639) (2,544,621)
                                                       ---------   ---------
Cash flows from financing activities

Proceeds from issues of shares                                -    17,138,457
Share issue costs                                             -   (1,146,618)
                                                        --------   ---------
Net cash provided by financing activities                      -  15,991,839
                                                        --------   ---------

Net increase/(decrease) in cash held                  (5,442,875)  11,318,664

Cash at the beginning of the financial year           11,896,720     578,056
                                                       ---------  ----------
Cash at the end of the financial year                  6,453,845  11,896,720
                                                       ---------  ----------


This statement should be read in conjunction with the accompanying notes.


5. Notes to the Financial Statements

5(a) Operating Loss from Ordinary Activities


                                                        Consolidated

                                                       2003        2002
                                                         A$          A$

REVENUE FROM ORDINARY ACTIVITIES

Revenue from operating activities
Sale of goods from operating activities              44,563      97,819
Rendering of services from operating              1,018,031     800,047
activities
Other revenue from operating activities

Interest received or due and receivable from        453,788     438,374
other parties
Sundry                                               76,900      49,893
Net foreign exchange gain                                 -     123,791
Proceeds from sale of non-current assets             68,464      28,650
                                                    --------    --------
Total revenue from ordinary activities            1,661,746   1,538,574
                                                    --------    --------
EXPENSES FROM ORDINARY ACTIVITIES
Depreciation of:
 -  plant and equipment                            152,932    142,782
 -  motor vehicles                                   4,261      3,015
 -  computer equipment                              23,707     17,995
 - office furniture and equipment                   26,838      8,696
Amortisation of goodwill                           102,984     77,235
Research & development expenditure               2,745,764  1,804,866
Mining interests costs                             217,902    309,839
Cost of goods sold                                  20,348    129,865
Cost of rendering services                         768,693    556,075
Lease rentals                                       92,727    116,343
Loss on disposal of non-current asset               88,431     65,427
Amounts set aside to provisions for
 - Rehabilitation of mining tenements                    -    180,000
 - Employee entitlements                            46,750     33,259
Employee costs - administration and corporate      930,776    556,940
Legal Fees                                         363,742    586,010
Marketing expenses                                 259,633    311,276
Accounting and audit services                       86,166    199,307
Net foreign exchange loss                              131          -
Director remuneration                              782,678    714,720
Other administration and corporate costs           566,007    815,636
                                                    -------   -------
Total expenses from operating activities        7,280,470   6,654,981
                                                    -------   -------



5(b)  Earnings Per Share
                                                 2003         2002
Earnings reconciliation                             $            $
Net loss                                  (5,618,724)  (5,116,407)
Basic earnings (loss)                     (5,618,724)  (5,116,407)


                                                Number       Number

Weighted average number of ordinary       163,193,841  150,430,225
shares used in the calculation of basic
loss per share

Basic and Diluted earnings per share        ($0.034)     ($0.034)


5(c) Issued Capital
                                                   2003       2002
                                                     A$         A$

ISSUED AND PAID UP CAPITAL

Opening balance 168,193,841 ordinary shares  63,678,284 48,140,623 issued (2002: 109,950,709 ordinary shares)
Add the following share issues:-

27,514,400 ordinary shares issued at                  -  10,570,861
GBP0.14 (A$0.384) per share pursuant to a
prospectus issued in the United Kingdom

Options exercised at A$0.20 per share                 -   5,301,984
resulting in the issue of 26,509,919
ordinary shares

Options exercised at A$0.30 per share                 -   1,265,632
resulting in the issue of 4,218,773 ordinary
shares

Less share issue costs                                - (1,600,816)
                                                    ------   ------

Closing balance 168,193,841 ordinary shares  63,678,284  63,678,284 issued and outstanding (2002: 168,193,841
ordinary shares)

OPTIONS                                            2003        2002
                                                 Number      Number

The following share options are on issue at 30 June 2003:-

Exercisable on or before 30 November 2002              -  1,000,000
at A$0.75 each

Exercisable on or before 28 February 2003              - 10,000,000
at A$0.20 each

Exercisable on or before 31 August 2003 at     2,700,000  2,700,000
A$1.00 each

Exercisable on or before 30 November 2003        900,000    900,000
at A$1.00 each

Exercisable on or before 30 November 2003        700,000    850,000
at A$0.56 each

Exercisable on or before 28 February 2004        200,000    200,000
at A$0.47 each

Exercisable on or before 30 July 2005 at       1,100,000  1,100,000
A$1.00 each

Exercisable on or before 30 July 2005 at         150,000    150,000
A$0.47 each

Exercisable on or before 31 October 2005 at      400,000    400,000
A$0.61 each

Exercisable on or before 31 March 2005 at        100,000          -
A$0.30 each

Exercisable on or before 31 March 2006 at        750,000          -
A$0.50 each
                                                  ------   ------
                                               7,000,000 17,300,000


5(d) Retained Earnings

                                                  2003         2002
                                                    A$           A$

Accumulated losses at beginning of year   (50,487,026) (47,370,619)

Net loss after income tax                  (5,618,724)  (5,116,407)

Transfer from option reserve                         -    2,000,000
                                                ------       ------
Accumulated losses at end of year         (56,105,750) (50,487,026)



5(e) Segments

INDUSTRY SEGEMENTS

             Environmental  Mining    Research    Unallocated Consolidated
              Consulting   Interests    and
                                      Development
    2003           A$         A$         A$             A$        A$

External        1,018,031     44,563           -           -    1,062,594
customer
revenue

Interest                 -         -           -     453,788      453,788
income

Other income             -         -           -     145,364      145,364

Total            1,018,031    44,563           -     509,152    1,661,746
revenue

Depreciation       244,734    11,181           -      54,806      310,722
and
amortisation

Segment              4,604 (204,868) (2,745,764) (2,672,696)  (5,618,724)
operating
results

Acquisitions       220,010         -           -      33,895      253,905
of
non-current
assets

Segment          1,965,896    51,360           -   7,135,123    9,152,379
assets

Segment          (165,495) (840,000)           -   (444,349)  (1,449,844)
liabilities

    2002

External        800,047     97,819           -           -     897,866
customer
revenue

Interest              -          -            -     438,374     438,374
income

Other income          -         -             -     202,334     202,334

Total revenue   800,047     97,819            -     640,708   1,538,574

Depreciation    213,926     31,786            -      29,706     275,418
and
amortisation

Segment        (26,084)  (521,885)  (1,804,866)  (2,763,545) (5,116,407)
operating
results

Acquisitions    293,674    18,704            -      143,811     456,189
of
non-current
assets

Segment       1,961,787   135,990            -    12,773,660  14,871,437
assets

Segment       (155,898)  (840,000)           -     (684,281) (1,680,179)
liabilities



GEOGRAPHIC SEGMENTS

                          Australia    North   Europe    Consolidated
                          and Asia    America

          2003                A$        A$        A$          A$

External customer            809,143    43,010   210,441    1,062,594
revenue

Interest income              453,788         -         -      453,788

Other income                 144,587       777         -      145,364

Total revenue              1,407,518    43,787   210,441    1,661,746

Depreciation and             309,076       873       773      310,722
amortisation

Segment operating        (4,641,856) (440,427) (536,441)  (5,618,724)
results

Acquisitions of              242,963      4805      6137      253,905
non-current assets

Segment assets             9,132,117    16,034     4,228    9,152,379

Segment liabilities      (1,433,122)  (16,283)     (440)  (1,449,845)


The consolidated entity operated predominantly in Australia in 2002 and accordingly no comparatives are provided.


5(f) Notes to the Statements of Cash Flows

                                                    2003       2002
RECONCILIATION OF CASH                                A$         A$

Cash at bank                                   6,453,845 11,896,720
                                               --------    --------

RECONCILIATION OF OPERATING LOSS AFTER
INCOME TAX TO NET CASH USED IN OPERATING
ACTIVITIES

Operating loss after income tax             (5,618,724) (5,116,407)
Add non cash items:

Depreciation and amortisation                   310,722     275,418

Loss on disposal of assets                       19,966      65,427

Add/(less) items classified as investing/ financing activities

Net exploration expenditures written off        217,902     309,839
during the year

Net research and development costs written    2,370,566   1,804,866
off during the year

Changes in assets and liabilities:

Decrease/(increase) in receivables               45,621       9,229

Decrease/(increase) in prepayments               54,860    (88,269)

Decrease/(increase) in inventories               16,884      97,278

Increase/(decrease) in trade creditors           93,078      60,644

Increase/(decrease) in provisions             (193,411)     453,420
                                              --------    ---------
Net cash used by operating activities       (2,584,236) (2,128,554)
                                              --------    ---------


5(g) Subsequent Events


On 27 August 2003 the Company issued 25,000,000 ordinary shares at a price of GBP??0.14 per share (approximately A$0.34), raising approximately A$8.2 million after costs.

6.         Net tangible assets per security


The net tangible asset backing per security as at 30 June 2003 was 4.1 cents per share compared with 7.3 cents per share in the previous corresponding period.


7. Details of entities over which control has been gained or lost during the period.

Not applicable.


8.         Details of associates and joint venture entities.

Not applicable.


9.         Report from Directors on the results


Environmental consulting

The environmental consulting operations generated revenue for the year of $1,018,031 (2002: $800,047), an increase of 27% and returned a profit of $4,604
(2002: loss of $26,084).

The main focus of this area has been the marketing and commercial implementation of the Technologies taking the concept through to customer acceptance. The turnover for the year in this area was $309,140 (2002: $178,101) an increase of 74%. In this area the consolidated entity has expanded its network of strategic partners that have the sales and marketing infrastructure to enable the technologies to be more effectively marketed globally. Of particular significance is the global strategic partnership entered into with the Hatch Group a leading consulting, engineering, technologies, project and construction management organization. They operate through a network of more than 64 permanent offices worldwide with more than 4,000 employees. The main benefits from the work this year is expected to be generated in future years.

The consolidated entity also operated a specialised laboratory, which accounted for $708,891 of the revenue noted above compared to $621,946 for the 2002. This area is expected to continue to grow modestly over the ensuing years.

During the year the consolidated entity also licenced the HydroDecTM technology from CSIRO. This technology has been developed over eight years and treats organic contaminants (e.g. PCBs and Dioxins). It complements the BauxsolTM Technology which deals with inorganic contaminants (e.g. heavy metals).

Research and development

The consolidated entity continued its research and development programme into improving the efficiency of its BauxsolTM Technology, BaseconTM Technology and potential new applications of these technologies into other industries.

Since the end of the previous financial year patent applications were lodged in respect of the BaseconTM Technology, the ViroSewageTM Systems and for the ViroPhosphateTM fertiliser, further evidence of the platform nature of the Technology. As a further level of intellectual property protection Virotec scientists also developed and copyrighted two computer models to determine the most cost effective: -

a. Way to treat residue from any alumina refinery to make it environmentally benign; and

b. BauxsolTM Reagent blend required for the treatment of sulphidic mine wastes and acid sulphate soils.

During the financial year the consolidated entity incurred costs of $2,745,764 on research, development and patent applications which was expensed in accordance with the consolidated entity's accounting policy.

Mining and Exploration

The consolidated entity continues to hold a number of mining leases on prospective tenements. Work on these areas has been, and is planned to remain the minimum required to protect the leases. During the financial year several leases have been relinquished or sold by the Company.

During the financial year the consolidated entity incurred a loss of $204,868 on its mining interests, which was expensed in accordance with the consolidated entity's accounting policy


10.       Basis of preparation

These financial reports have been compiled in accordance with
Australian Accounting Standards. There has been no changes in accounting policies, and these reports are prepared on a consistent basis with the 2002
annual financial reports.   The financial reports are currently in the process
of being audited. These financial reports are unlikely to be the subject to dispute or qualification. The numbers presented are for the consolidated entity namely the consolidation of Virotec International Ltd and its wholly owned subsidiaries.


Signed:...................................          Date:  12 September 2003

               Angus Craig
               Company Secretary


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           VIROTEC INTERNATIONAL LTD
                                  (Registrant)



By:       ANGUS CRAIG

Name:     Angus Craig

Title:    Company Secretary

Date:     12 September 2003